A 3/11

15048898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
194

SEC FILE NUMBER
8- 68706

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LPS Partners Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 E.52nd Street, Suite 5001
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Tarleton (212) 441-3810
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Becher, Della Torre, Gitto & Company, CPAs
(Name – *if individual, state last, first, middle name*)

76 North Walnut Street (Address) Ridgewood (City) NJ (State) 07450 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15

OATH OR AFFIRMATION

I, John Tarleton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LPS Partners Inc, as of December 31st, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JOHN A. JOYCE
NOTARY PUBLIC, State of New York
No. 02JO6030771
Qualified in New York County
Commission Expires 03/08/2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LPS Partners Inc.

Financial Statements

December 31, 2014

LPS Partners Inc.
Index to the Financial Statements
December 31, 2014

	Page(s)
Report of Independent Registered Public Accounting Firm	1-2
Financial Statements	
Statement of Financial Condition	3
Statement of Income (Loss)	4
Statement of Changes in Stockholder's Equity (Deficiency)	5
Statement of Changes in Subordinated Borrowings	6
Statement of Cash Flows	7
Notes to Financial Statements	8-14
Supplementary Information	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Reconciliation with Company's Computation	15
Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3	16
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3	17
Schedule IV - Exemption Report Under Rule 17a-5 of the Securities and Exchange Commission	18
Review Report of Independent Registered Public Accounting Firm	19
Report on Applying Agreed-Upon Procedures Related to SIPC Assessment Reconciliation Required by SEC Rule 17a-5(e)(4)	20-21
Form SIPC-7	

BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
LPS Partners Inc.:

We have audited the accompanying financial statements of LPS Partners Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income (loss), changes in stockholder's equity (deficiency), changes in subordinated borrowings, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information listed in the accompanying Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company
Ridgewood, New Jersey
February 27, 2015

BECHER
DELLA TORRE
GITTO & COMPANY

LPS Partners Inc.

Statement of Financial Condition

As of December 31, 2014

Assets

Cash	$	132,484
Deposits with clearing organizations (cash of $1,604,108)		1,604,108
Receivables from broker-dealers and clearing organizations		162,821
Prepaid expenses and other assets		126,330
Total assets	$	2,025,743

Liabilities and Stockholder's Equity (Deficiency)

Liabilities		
Accounts payable and accrued expenses	$	233,637
Due to related party		182,780
		416,417
Commitments, contingencies and guarantees		
Subordinated borrowings		1,750,000
Total liabilities		2,166,417
Stockholder's equity (deficiency)		
Common stock, par value $0 per share; 200,000 shares authorized; 100,000 shares issued and outstanding		-
Preferred stock, par value $0 per share; 50,000 shares authorized; no shares issued		-
Additional paid-in capital		213,600
Retained earnings (deficit)		(354,274)
Total stockholder's equity (deficiency)		(140,674)
Total liabilities and stockholder's equity (deficiency)	$	2,025,743

The accompanying notes are an integral part of the financial statements.

LPS Partners Inc.
Statement of Income (Loss)
For the year ended December 31, 2014

Revenues		
Commissions revenue	$	308,471
Trading gains or losses, net		2,523,393
Commodities revenue		572,824
Other income		10,488
Interest income		24
Total revenues		3,415,200
Expenses		
Employee compensation and benefits	$	2,166,950
Clearing and execution expenses		175,861
Communications and data processing		714,839
Rent expense		209,009
Regulatory fees and expenses		41,122
Interest expense		17,500
Other expenses		186,344
Total expenses		3,511,625
Net loss before income taxes		(96,425)
Provision for income taxes		4,834
Net loss	$	(101,259)

The accompanying notes are an integral part of the financial statements.

LPS Partners Inc.
Statement of Changes in Stockholder's Equity (Deficiency)
For the year ended December 31, 2014

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity (Deficiency)
	Shares	Amount			
Balance, December 31, 2013	100,000	$ -	$ 213,600	$ (253,015)	$ (39,415)
Net loss	-	-	-	(101,259)	(101,259)
Balance, December 31, 2014	100,000	$ -	$ 213,600	$ (354,274)	$ (140,674)

The accompanying notes are an integral part of the financial statements.

LPS Partners Inc.
Statement of Changes in Subordinated Borrowings
For the year ended December 31, 2014

Subordinated borrowings at January 1, 2014	$	1,750,000
Increases:		
Issuance of subordinated notes		-
Decreases:		
Payment of subordinated notes		-
Subordinated borrowings at December 31, 2014	$	1,750,000

The accompaying notes are an integral part of the finanical statements.

LPS Partners Inc.
Statement of Cash Flows
For the year ended December 31, 2014

Cash flows from operating activities		
Net loss	$	(101,259)
Adjustments to reconcile net loss to net cash used by operating activities		
Changes in assets and liabilities:		
Deposits with clearing organizations		(204,097)
Receivables from broker-dealers and clearing organizations		(140,617)
Prepaid expenses and other assets		(44,381)
Accounts payable and accrued expenses		89,098
Payable to broker-dealers and clearing organizations		(5,056)
Due to related party		152,800
Total adjustments		(152,253)
Net cash used by operating activities		(253,512)
Cash flows from investing activities		-
Cash flows from financing activities		-
Net decrease in cash		(253,512)
Cash, beginning of year		385,996
Cash, end of year	$	132,484
Cash paid during the year for:		
Interest	$	-
Income taxes		8,050

The accompanying notes are an integral part of the financial statements.

LPS Partners Inc.
Notes to Financial Statements
December 31, 2014

Note 1 – Organization and Nature of Business

LPS Partners Inc. (the "Company") is a broker-dealer registered with the SEC since March 12, 2012 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated on June 24, 2010 under the laws of the State of California under the name Torrey Pines Wealth Management, Inc. On August 10, 2012 Torrey Pines Wealth Management, Inc. changed its name to Discount Municipal Bond Corporation, and then on March 18, 2013 Discount Municipal Bonds Corporation changed its name to LPS Partners Inc. The Company is wholly owned by LPS Partners LLC, a New York domiciled Limited Liability Company. The Company is authorized to issue 200,000 shares of common stock and 50,000 shares of preferred stock.

On August 22, 2013, the Company received approval from FINRA regarding its request for a change in the fiscal year end date of the Company's audited annual financial statements from July 31st to December 31st pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company maintains its cash in accounts that at times may exceed federally insured limits.

Note 2 – Summary of Significant Accounting Policies (continued)

Allowance for Doubtful Accounts

The Company provides for estimated losses on accounts receivable, using the allowance method, based on prior bad debt experience and a review of existing receivables. The Company has evaluated its accounts receivable at December 31, 2014 December 31, 2014 and 2013and has determined that no allowance for doubtful accounts is required.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 3 – Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security.

Note 3 – Fair Value (continued)

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The financial instruments of the Company are reported in the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Note 4 – Related Party Transactions

The Company rents space from LPS Partners LLC. Rent expense for the year ended December 31, 2014 amounted to $209,009.

LPS Partners LLC bears expenses on account of the Company relating to insurance, telecommunications, and other operating expenses. The Company is invoiced for its portion of the expense on a monthly basis. During the year ended December 31, 2014, insurance expenses of approximately $274,000 and communications and data processing expenses of approximately $110,000 were charged by LPS Partners LLC to the Company.

As of December 31, 2014, $182,780 was owed by the Company to LPS Partners LLC. This balance includes interest on the Company's subordinated borrowings with LPS Partners LLC. Related interest expense incurred for the year ended December 31, 2014 was $17,500.

See Note 8 regarding the Company's subordinated borrowings with LPS Partners LLC.

LPS Partners Inc.
Notes to Financial Statements (continued)
December 31, 2014

Note 5 – Income Taxes

The components of the income tax provision from continuing operations for the year ended December 31, 2014 are summarized as follows:

Current income tax expense	
Federal	$ -
State and local	4,834
Total	4,834
Deferred income tax expense	
Federal	-
State and local	-
Total	-
Total income tax expense	$ 4,834

All current income taxes have been prepaid and the current tax payable is $-0- at December 31, 2014.

The effective income tax rate for the year ended December 31, 2014 differs from the statutory federal income tax rates due to permanent differences and the valuation allowance.

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets at December 31, 2014 are presented below:

In accounting for deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax asset will be realized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers projected future taxable income in making this assessment. Based primarily upon actual results and projections for future taxable income over the periods in which the temporary differences become deductible based on available tax planning strategies, management presently believes it is more likely than not that the company will not realize all the benefits of these deductible differences, and, accordingly, has recorded a valuation allowance at December 31, 2014. The net change in the total valuation allowance for the year ended December 31, 2014 was a decrease of $2,394. The amount of the net deferred tax assets considered realizable, however, could be reduced in the near term if actual future income or income tax rates are lower than estimated, or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

Note 5 – Income Taxes (continued)

The Company has net operating loss carryforwards for federal, state and local income tax purposes of $540,024 as of December 31, 2014. The net operating losses can be carried forward for 20 years, a portion of the net operating loss for federal and California does have a limitation due to the ownership change in 2013, the net operating losses will start to expire in 2031. A valuation allowance has been recorded against all net operating losses for which the Company believes it is not more likely than not that the net operating losses will be utilized.

Accrual to cash	$ 15,352
Bad debt allowance	-
Charitable contributions	400
Net operating losses	115,202
Less: valuation allowance	(130,954)
Net deferred tax asset	$ -

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company is not currently under any examination by federal or state tax authorities. Generally, the Company's tax returns remain open for three years for income tax examination.

Note 6 – Concentrations of Credit Risk

The Company clears all securities transactions through other broker-dealers on a fully disclosed basis. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for the settlement, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. The agreements between the Company and its clearing broker-dealers provide that the Company is obligated to assume any exposure related to non-performance by its customers. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The Company seeks to control the risk associated within non-performance by monitoring all customer activity and reviewing information it receives from its clearing brokers on a daily basis. The Company seeks to minimize risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealers. The Company's cash and securities owned that are held at its clearing brokers are subject to the credit risks of the clearing brokers.

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $1,437,629, which was $1,337,629 in excess of its required net capital. The Company's percentage of aggregate indebtedness to net capital as of December 31, 2014 was 28.97%.

Note 8 – Subordinated Borrowings

The borrowings under subordination agreements at December 31, 2014 are as follows:

Subordinated note, 1 percent, due June 28, 2016	$1,750,000

The subordinated borrowings are with a related party and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The fair value of subordinated borrowings at December 31, 2014 is $1,750,000.

Note 9 – Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 10 – Subsequent Events

The Company has evaluated subsequent events through February 27, 2015, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Schedule I

LPS Partners Inc.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2014

Total stockholder's equity (deficiency) qualified for net capital	$ (140,674)
Subordinated borrowings allowable in computation of net capital	1,750,000
Total capital and allowable subordinated liabilities	1,609,326
Total non-allowable assets	(171,697)
Net capital before haircuts on securities positions	1,437,629
Haircuts on securities (computed, where applicable, pursuant to rule 15c-3-1(f))	-
Net capital	$ 1,437,629
Total Aggregate Indebtedness:	416,417
Computation of basic net capital requirement:	
6 2/3% of aggregate indebtedness	$ 27,761
Minimum dollar net capital requirement:	$ 100,000
Excess net capital (net capital less minimum dollar capital requirement)	$ 1,337,629
Net capital less the greater of 10% of aggregate indebtedness or 120% of the statutory minimum net capital required	$ 1,317,629
Percentage of aggregate indebtedness to net capital	28.97%

Reconciliation with Company's Computation
(Included in Part II of Form X-17A-5 as of December 31, 2014)

Net capital, as reported in Company's Part II FOCUS Report (unaudited)	$ 1,437,629
Adjustments (net)	-
Net capital per the preceding	$ 1,437,629

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2014.

SCHEDULE II

LPS PARTNERS INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

December 31, 2014

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

See Report of Independent Registered Public Accounting Firm.

LPS PARTNERS INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2014

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

See Report of Independent Registered Public Accounting Firm.

Schedule IV

Exemption Report Prepared Pursuant to Securities and Exchange Act of 1934 Rule 17a-5, 17 C.F.R. § 240.17a-5 of the U.S. Securities and Exchange Commission ("SEC")

To the best of its knowledge and belief, LPS Partners Inc. (the "Company") states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions in paragraph (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. - (the "identified exemption provisions"). The Company met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2014 without exception.

LPS Partners Inc.

I, John Tarleton, affirm that, to the best of my knowledge and belief, this Exemption Report is complete and accurate.

By: ______________

Title: President

Date: 2/26/2015

BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
LPS Partners Inc.:

We have reviewed management's statements, included in the accompanying Supplemental Schedule IV, Exemption Report Under Rule 17a-5 of the Securities and Exchange Commission, in which (1) Liberum Capital Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company
Ridgewood, New Jersey
February 27, 2015

BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

To the Board of Directors and Stockholder of
LPS Partners Inc.
150 E. 52nd Street, Suite 5001
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by LPS Partners Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating LPS Partners Inc.'s compliance with the applicable instructions of Form SIPC-7. LPS Partners Inc.'s management is responsible for LPS Partners Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

To the Board of Directors and Stockholder of
LPS Partners Inc.
Page 2

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company
Ridgewood, NJ
February 27, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

LPS Partners Inc
150 E. 52nd St.
Suite 5001
New York, NY 10022-6017

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Tarleton 212-441-3810

2. A.	General Assessment (item 2e from page 2)	$ 6,696
B.	Less payment made with SIPC-6 filed (exclude interest) 7/29/2014 (Date Paid)	(3,592.84)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 3,103.16
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $3,103.16	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LPS Partners Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27 day of February, 20 15.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$3,415,200
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	572,824
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	146,459
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $17,500	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	17,500
Total deductions	736,783
2d. SIPC Net Operating Revenues	$2,678,417
2e. General Assessment @ .0025	$6,696
	(to page 1, line 2.A.)